Filed Pursuant to Rule 424(b)(3)

Registration No. 333-226025

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated July 25, 2018)

SUPERCONDUCTOR TECHNOLOGIES INC.

This Prospectus Supplement No. 1 (this “Supplement”) is being filed to update the section titled “Dilution” beginning on page 20 of our prospectus dated July 25, 2018 (the “Prospectus”).

Our common stock is listed on the Nasdaq Capital Market under the symbol “SCON.” On July 27, 2018, the reported closing price per share of our common stock was $2.90 per share.

This Supplement is incorporated by reference into, and should be read in conjunction with, the Prospectus. This Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Supplement modifies or supersedes such statement.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11 of the accompanying Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Supplement or the accompanying Prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 25, 2018.

DILUTION

Our net tangible book value as of March 31, 2018, (as retroactively adjusted for the Reverse Stock Split effective as of July 24, 2018) was approximately $3.9 million, or $3.28 per share of our common stock. Our net tangible book value per share represents our total tangible assets less total liabilities divided by the number of shares of our common stock outstanding on March 31, 2018. Assuming that we issue 1,390,000 Class A Units at the public offering price of $3.50 and 4,135.0015 Class B Units (convertible into common stock at a price of $3.50 per share of common stock) and including such number of underlying shares of common stock in this calculation, and after deducting placement agents fees and estimated offering expenses payable by us, our net tangible book value as of March 31, 2018 would have been approximately $11.9 million, or $3.16 per share of our common stock. This calculation excludes the proceeds, if any, from the exercise of warrants issued in this offering. This amount represents an immediate decrease in net tangible book value of $0.12 per share to our existing stockholders and an immediate dilution in net tangible book value of $0.34 per share to new investors purchasing shares of our common stock in this offering.

We determine dilution by subtracting the adjusted net tangible book value per share after this offering from the public offering price per share of our common stock. The following table illustrates the dilution in net tangible book value per share to new investors (all figures as adjusted to reflect the Reverse Stock Split effective as of July 24, 2018):

Public offering price per Unit		$3.50
Net tangible book value per share as of March 31, 2018	$3.28
Decrease per share attributable to new investors	$0.12

Adjusted net tangible book value per share after this offering		$3.16

Dilution in net tangible book value per share to new investors		$0.34

If any shares of common stock are issued upon exercise of outstanding options or warrants, including the warrants issued in this offering, you may experience further dilution.

The information above is based on 1,193,659 shares outstanding as of March 31, 2018, (as adjusted, for periods prior to July 24, 2018, for the Reverse Stock Split effective as of July 24, 2018) and excludes the shares of common stock that may be issued under the warrants to be issued in this offering and also excludes the following (all share amounts and exercise prices as adjusted for the Reverse Stock Split effective as of July 24, 2018):

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1,827 shares of our common stock issuable upon conversion of the 328,925 shares of outstanding Series A Convertible Preferred Stock, or Series A Preferred Stock (the conversion of our Series A Preferred Stock is subject to certain limitations. See “Description of Capital Stock — Preferred Stock — Series A Convertible Preferred Stock” on page 23 of this prospectus);

•	12,487 shares of our common stock issuable upon exercise of stock options under our stock plans at a weighted average exercise price of $281.34 per share;

•

1,098,583 shares of our common stock issuable upon exercise of warrants at a weighted average exercise price of $28.10 per share. Of such warrants, an aggregate of 27,449 shares of common stock issuable upon exercise of warrants originally issued in our August 2013 financing include a price adjustment mechanism whereby the exercise price of such warrants will be automatically reduced, subject to limitations, to the extent we issue shares of our common stock, or equivalents, at a price lower than the then applicable exercise price of such warrants which is currently $11.40 (as adjusted for the 1-for-10 reverse split of our common stock effective as of July 24, 2018). Accordingly, the public offering price of $3.50 will cause the exercise price of the warrants originally issued in our August 2013 financing to be reduced to $3.50;

•	2,571,429 shares of common stock issuable upon exercise of the warrants issuable to investors in connection with this offering; and

•	154,285.74 shares of common stock issuable upon exercise of the placement agent warrants in connection with this offering.

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